HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

SEAN M. BEARD DIRECT DIAL: 804-788-8687 EMAIL: sbeard@hunton.com

September 19, 2006	FILE NO: 35422.000026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director Division of Corporation Finance

Green Mountain Power Corporation

Definitive Proxy Statement on Schedule 14A

File No. 1-08291

Dear Mr. Owings:

As counsel to Green Mountain Power Corporation, a Vermont corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company’s Definitive Proxy Statement on Schedule 14A (Registration No. 1-08291) the (“Definitive Proxy”). The related Preliminary Proxy Statement on Schedule 14A (Registration No. 1-08291) was filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2006, together with exhibits thereto (the “Preliminary Proxy”). Along with the Definitive Proxy we are also filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in its letter, dated August 16, 2006, to Mr. Christopher L. Dutton, Chief Executive Officer of the Company; such responses set forth in Exhibit A attached hereto were approved by the Staff prior to the date hereof and are included in the Definitive Proxy.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to the Definitive Proxy.

The Merger, page 19

Background of the Merger, page 19

Securities and Exchange Commission

September 19, 2006

1.	Please expand your disclosure to describe any alternatives that the board considered including the risks associated with those alternatives, as well as the option to remain independent, and explain why the board decided to approve a merger over the alternative options. Further, we note that on May 4, 2006, you entered into an exclusivity agreement with the acquiror for the period ending July 1, 2006. Please, however, to the extent applicable, disclose any other merger discussions, opportunities or alternatives with other parties that the board considered and explain the reasons why the board ultimately selected the acquiror over the other parties. In this regard, please discuss the proposed prices per share and forms of consideration of any competing proposals.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 22. See also the disclosure on pages 19-24. In addition, please note that the Company did not receive any alternative proposals from other third parties during the period that discussions and negotiations were being conducted with respect to the merger proposal (see the related disclosure on pages 19-24). The agreement and plan of merger provides that, under certain circumstances, the Company’s board of directors may participate in discussions or negotiations with certain parties that make unsolicited acquisition proposals. See the discussion under “The Agreement and Plan of Merger—No Solicitation of Other Offers” beginning on page 48.

2.	We note your disclosure that on April 3, 2006, your chief executive officer, Christopher L. Dutton suggested to the chief executive officer of the acquiror, Robert Tessier, a consideration price of the higher of $35.00 per share or a premium of 25% over the market price of your shares. We further note that on the same day, Mr. Tessier said that the acquiror would consider a maximum price of $35.00 per share. Subsequently, on May 12, 2006, the acquiror submitted a non-binding expression of interest to acquire your shares for $35.00 per share. Please expand your disclosure, however, to describe the consideration negotiations between you and the acquiror that led the board to ultimately approve the final $35.00 price per share.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 20.

* * *

Please direct any further questions you may have regarding this filing to the undersigned at (804) 788-8687, Cyane B. Crump at (804) 788-8214 or Edmond P. Murphy at (212) 309-1100.

Sincerely,

/s/ Sean M. Beard

Sean M. Beard

Securities and Exchange Commission

September 19, 2006

Enclosure

cc:	Donald J. Rendall, Jr., Esq.
Edmond P. Murphy, Esq.
Cyane B. Crump, Esq.
David I. Meyers, Esq.

Exhibit A HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FAX

TO	NAME:	Mr. Kurt Murao
	FIRM:	Office of Consumer Products - SEC
	FAX NO.:	202-772-9204
	PHONE NO.:	202-551-3338

	PAGES (INCLUDING COVER):	6

	ORIGINAL TO FOLLOW IN MAIL:	☐ Yes ☒ No

FROM	NAME:	Sean M. Beard
	DIRECT DIAL:	804-788-8687

MESSAGE

Mr. Murao,

As we have discussed in connection with Green Mountain Power Corporation’s Preliminary Proxy Statement, filed on August 9, 2006 (File No. 1-08291), we are providing for your review, a draft of our proposed response to the Comment Letter of the Staff of the Securities and Exchange Commission, dated August 16, 2006, and a copy of the pages of the Preliminary Proxy that we propose to amend in accordance with the comments. Upon receiving your approval, we intend to file an amendment to the Preliminary Proxy Statement incorporating the changes reflected in the attached changed pages. Please contact me with any questions or additional comments.

Best Regards,

Sean M. Beard

IF PROBLEM WITH TRANSMISSION, PLEASE CONTACT OPERATOR AT 804-788-8297.
OPERATOR
	DATE:	August 30, 2006
TIME:
	CLIENT/MATTER NAME:	35422
	CLIENT/MATTER NO.:	000026

This communication is confidential and is intended to be privileged pursuant to the attorney-client privilege and the work-product doctrine. If the reader of this message is not the intended recipient, or the employee or agent responsible to deliver it to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone, and return the original message to us at the above address via the U.S. Postal Service.

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

SEAN M. BEARD DIRECT DIAL: 804-788-8687 EMAIL: sbeard@hunton.com

September , 2006	FILE NO: 35422.000026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director Division of Corporation Finance

Green Mountain Power Corporation

Preliminary Proxy Statement on Schedule 14A

Filed August 9, 2006

File No. 1-08291

Dear Mr. Owings:

As counsel to Green Mountain Power Corporation, a Vermont corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company’s first amendment (the “First Amendment”) to the Preliminary Proxy Statement on Schedule 14A (Registration No. 1-08291) originally filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2006, together with exhibits thereto (the “Preliminary Proxy”), along with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in its letter, dated August 16, 2006, to Mr. Christopher L. Dutton, Chief Executive Officer of the Company. The First Amendment has been marked to reflect changes made to the Preliminary Proxy. Such changes have been made in response to the Staff’s comments.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to the First Amendment.

The Merger, page 19

Background of the Merger, page 19

Securities and Exchange Commission

September     , 2006

1.	Please expand your disclosure to describe any alternatives that the board considered including the risks associated with those alternatives, as well as the option to remain independent, and explain why the board decided to approve a merger over the alternative options. Further, we note that on May 4, 2006, you entered into an exclusivity agreement with the acquiror for the period ending July 1, 2006. Please, however, to the extent applicable, disclose any other merger discussions, opportunities or alternatives with other parties that the board considered and explain the reasons why the board ultimately selected the acquiror over the other parties. In this regard, please discuss the proposed prices per share and forms of consideration of any competing proposals.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 22. See also the disclosure on pages 19-24. In addition, please note that the Company did not receive any alternative proposals from other third parties during the period that discussions and negotiations were being conducted with respect to the merger proposal (see the related disclosure on pages 19-24). The agreement and plan of merger provides that, under certain circumstances, the Company’s board of directors may participate in discussions or negotiations with certain parties that make unsolicited acquisition proposals. See the discussion under “The Agreement and Plan of Merger—No Solicitation of Other Offers” beginning on page 48.

2.	We note your disclosure that on April 3, 2006, your chief executive officer, Christopher L. Dutton suggested to the chief executive officer of the acquiror, Robert Tessier, a consideration price of the higher of $35.00 per share or a premium of 25% over the market price of your shares. We further note that on the same day, Mr. Tessier said that the acquiror would consider a maximum price of $35.00 per share. Subsequently, on May 12, 2006, the acquiror submitted a non-binding expression of interest to acquire your shares for $35.00 per share. Please expand your disclosure, however, to describe the consideration negotiations between you and the acquiror that led the board to ultimately approve the final $35.00 price per share.

Response

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 20.

* * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8687, Cyane B. Crump at (804) 788-8214 or Edmond P. Murphy at (212) 309-1100.

Sincerely,

Sean M. Beard

THE MERGER

Background of the Merger

As part of our strategic planning and review over several years, we have considered from time to time the possibility of strategic transactions including both being acquired and acquiring other electric distribution utility properties. In addition, we also considered the possibility of remaining independent. In evaluating whether to remain independent, we considered our size, financial profile, and access to capital markets in relation to other electric distribution companies in our region and in the United States. We also considered the risks associated with a decision to remain independent, including the risks associated with the volatility in wholesale power supply markets, failing to maintain strong credit ratings and the impact of credit ratings on our ability to procure power supply resources, and not having the technological and financial resources available to larger utilities.

In the last several years, from time to time, we have received preliminary, informal inquiries from several other enterprises regarding the acquisition of Green Mountain Power and we have engaged financial advisors during this period to determine if there were third parties that wanted to enter into transactions with Green Mountain Power. Preliminary discussions regarding these inquiries did not result in formal proposals. During the same period, we also conducted preliminary discussions with other companies regarding opportunities to acquire electric utilities. These discussions did not result in potential transactions with price, form of consideration and terms that were mutually satisfactory to us and to the other companies with which we conducted such discussions. In connection with these discussions, our board of directors recognized the challenge to Green Mountain Power, as a small electric utility, of pursuing the strategic option of acquiring another investor-owned electric utility in a transaction that would add value to our shareholders.

On March 31, 2006, Robert Tessier, Gaz Métro’s chief executive officer, met with Christopher L. Dutton, our chief executive officer, to discuss the possibility of an indirect acquisition of us by Gaz Métro in a cash transaction. Mr. Dutton reported to our board of directors in executive session on April 3, 2006 that this discussion had occurred and received the board of directors’ approval to pursue discussions with Mr. Tessier.

On April 3, 2006, following our board of directors meeting on that date, Mr. Dutton contacted Mr. Tessier and suggested a transaction in which the outstanding shares of our common stock would be acquired for a cash price of the higher of $35.00 per share or a premium of 25% over the market price of our shares. Mr. Tessier said that Gaz Métro would consider a transaction that would pay our shareholders up to a maximum price of $35.00 per share in cash, subject to due diligence and negotiation of a mutually satisfactory acquisition agreement, and indicated that Gaz Métro would not offer more than that amount. Messrs. Dutton and Tessier agreed to consult with their respective boards of directors regarding the possibility of such a transaction.

On April 25, 2006, our representatives and representatives of Gaz Métro met to discuss potential terms of the acquisition and the process for further discussions. On May 4, 2006, our representatives and representatives of Gaz Métro met again and executed a mutual confidentiality agreement and an exclusivity agreement with Gaz Métro for the period ending July 1, 2006.

On May 5, 2006, Mr. Dutton and our management discussed with our board of directors the status of the discussions with Gaz Métro. At this meeting, Mr. Dutton received the board of directors’ approval to continue further discussions with Gaz Métro. On May 11, 2006, we contacted Banc of America Securities to discuss possibly retaining Banc of America Securities as our sole financial advisor in connection with this potential transaction. Based on Banc of America Securities’ expertise and experience in the industry, reputation, ability to meet the board of directors’ requirements and timelines, and the board’s prior experience with Banc of America Securities, we retained Banc of America Securities as our sole financial advisor in connection with the transaction.

On May 12, 2006, Gaz Métro delivered to us a confidential, preliminary, non-binding expression of interest to acquire all of the outstanding shares of our common stock for $35.00 per share, subject to a number of conditions, the undertaking and completion of detailed due diligence, approval of Gaz Métro’s board of directors and negotiation of a definitive agreement governing the transaction.

Thereafter Gaz Métro commenced a detailed due diligence review of our business based upon non-public information and the parties began to negotiate the terms of an agreement and plan of merger. In addition, we commenced our due diligence focusing on Gaz Métro’s ability to consummate a transaction, its relationship with regulatory authorities and its business reputation.

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At a meeting held on May 22, 2006, our board of directors heard reports from management on the status of discussions with Gaz Métro and discussed the proposed transaction. After considering Mr. Tessier’s indication that Gaz Métro would not offer more than $35.00 per share in cash and our management’s belief that Gaz Métro would not be willing to negotiate price, our board of directors concluded that we should continue to negotiate with Gaz Métro a definitive agreement governing the transaction.

On May 23, 2006, our representatives made due diligence management presentations to representatives of Gaz Métro and NNEEC and their financial and legal advisors.

On June 7, 2006, our board of directors met and discussed with management the status of our discussions with Gaz Métro. At this meeting, our board of directors was advised by internal legal counsel and our outside legal counsel, Hunton & Williams LLP, regarding the board of directors’ fiduciary and legal duties in connection with the potential transaction with Gaz Métro. Management reported to the board of directors regarding its review of the character, integrity and business philosophy of Gaz Métro, the projected social, legal and economic effects of the proposed merger on us, our employees, suppliers, customers and others in similar relationships with us, and upon the communities in which we do business. The board of directors also discussed with our financial advisor, Banc of America Securities, the current market environment for mergers and acquisitions in the electric utility industry generally and the financial terms of the proposed transaction with Gaz Métro. The board of directors also received a summary of a draft agreement and plan of merger, based on the parties’ discussions as of the date of the meeting. Mr. Dutton received the board of directors’ authority to proceed with due diligence and further negotiations of a definitive agreement governing the transaction.

On June 9, 2006, our representatives and Hunton & Williams LLP, our outside legal counsel, and representatives of Gaz Métro and Sullivan & Cromwell LLP, outside legal counsel to Gaz Métro and NNEEC, met to discuss terms and conditions of a proposed agreement and plan of merger, focusing primarily on the provisions relating to material adverse effect and the potential effect under an agreement and plan of merger of conditions imposed by regulatory authorities from which approval would be required to consummate the merger. The parties also discussed proposals regarding our ability to solicit, consider or approve alternative proposals to the merger after execution of an agreement and plan of merger and the amount and timing of termination fees associated with termination of the agreement and plan of merger, our acceptance of an alternative proposal and our consummation of an alternative proposal. Negotiation of the agreement and plan of merger continued until shortly before such agreement was executed on June 21, 2006.

On June 14, 2006, Mr. Dutton and Mr. Tessier met and discussed the progress of negotiations of an agreement and plan of merger. At this meeting Mr. Dutton and Mr. Tessier discussed our expectation that Gaz Métro undertake to cause NNEEC to perform its obligations under the agreement and plan of merger and expressed the mutual desire to complete negotiations quickly.

On June 15, 2006, our board of directors met and discussed with management the status of due diligence and the parties’ negotiations and negotiations between management and Gaz Métro regarding employment agreements with our current officers to become effective upon consummation of the proposed merger. Management also discussed with our board of directors the additional due diligence review of Gaz Métro’s business reputation. Our financial advisor, Banc of America Securities, reviewed with our board of directors its preliminary financial analysis of the merger consideration. The board considered the proposed merger price of $35.00 in cash per share of our common stock, in relation to the range of market prices of our common stock, other financial analyses, the terms and conditions contained in the proposed agreement and plan of merger and the due diligence conducted by the parties to date. Our internal legal counsel and a representative of Hunton & Williams LLP advised the board of directors regarding Vermont and federal regulatory approvals that would be necessary to complete the merger and reported to the board of directors regarding a revised draft of the proposed agreement and plan of merger and the issues under discussion between the parties relating to the agreement and plan of merger.

On June 21, 2006, following the close of the trading day on the New York Stock Exchange, our board of directors met and reviewed with management and Hunton & Williams LLP a summary of the negotiations of the proposed agreement and plan of merger, the terms and conditions of the proposed agreement and plan of merger, and the interests of officers and certain directors in the proposed merger. In addition, internal legal counsel and representatives of Hunton & Williams LLP and Sheehey Furlong & Behm P.C. reviewed with the board of directors their fiduciary duties in considering and acting on the proposed agreement and plan of merger. At this

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•	the relatively high recent stock trading prices for publicly-traded energy companies in general compared to historical valuation parameters, and the possibility that a downturn in market prices in the energy industry could occur in the near future; and

•	the form of consideration to be paid to our shareholders under the merger proposal is cash and the certainty of value of cash consideration.

Business Considerations. The board of directors considered the following business reasons:

•	our prospects if we were to remain independent and the risks inherent in remaining independent, including competitive risks;

•	the current status of the energy industry in which we compete and the risks associated with our status as a small, investor-owned, vertically integrated electric distribution company, including the risks associated with volatile wholesale power supply markets, the importance of strong credit ratings in procuring power supply resources and the technological and financial resources available to our competitors;

•	the board of directors’ view of our financial condition, future business prospects and future value as an independent corporation, including our need, over the next several years, to replace approximately 80 percent of our power supply resources as existing long-term power supply contracts are scheduled to expire over the coming several years and the board of directors’ view that our financial strength as an affiliate of Gaz Métro will improve our position in dealing with the challenges of securing replacements for such expiring power supply resources on terms favorable to us and our customers;

•	the views expressed by our management regarding, among other things:

•	our financial condition, results of operations, cash flows, business and prospects, including the prospects of, and uncertainties facing, us if we were to remain independent;

•	the likelihood of achieving maximum long-term value on a stand-alone basis;

•	the strategic alternatives available to us and the associated advantages and disadvantages; and

•	the recommendation by our management to approve the merger proposal;

•	Gaz Métro’s anticipated continuing ability to generate cash flows from operations sufficient to cover distributions to its investors, its capital expenditures and our capital expenditures after consummation of the merger;

•	the projected social, legal and economic effects of the proposed acquisition on our employees, suppliers, customers and others in similar relationships with us and upon the communities in which we do business; and

•	the general desirability of our continuance as a stand-alone operating entity;

Other Transaction Considerations. The board of directors also considered certain transaction-related reasons:

•	discussions with and among our senior management, including views and advice provided by our senior management and representatives of Hunton & Williams and Sheehey Furlong & Behm P.C., Vermont outside counsel, regarding the merger proposal;

•	the board of directors’ judgment, after consultation with management, that an alternative transaction that would provide a greater value to our shareholders was unlikely to be available, while the terms and conditions of the agreement and plan of merger would permit the board of directors to consider an alternative transaction;

•	the terms and conditions of the agreement and plan of merger, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the agreement and plan of merger and the provision for payment of all cash to our shareholders for their shares, with no financing condition;

•

provisions in the agreement and plan of merger permitting us under certain circumstances, to provide non-public information to, and engage in discussions with, any third-party that proposes an alternative transaction and to terminate the agreement and plan of merger to accept a superior proposal and the provisions in the agreement and plan of merger permitting our board of directors, in the exercise of its

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